Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603
                                June 21, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9460
               Interest Rate Hedge and ETF Portfolio, Series 29
                                 (the "Trust")
                     CIK No. 1854882  File No. 333-256779
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comment regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comment.

COMMENT

Portfolio
_________

      1. THE STAFF NOTES THE PORTFOLIO SELECTION PROCESS LISTS THE FOLLOWING INVESTMENT TYPES WITH CORRESPONDING PERCENTAGES: DIVIDEND PAYING COMPANIES (40%); MLP ETFS (20%); LIMITED DURATION BOND ETFS (15%); CONVERTIBLE SECURITIES ETFS (10%); REIT ETFS (10%); AND TIPS ETFS (5%). PLEASE CLARIFY WHAT THESE PERCENTAGES REPRESENT.

      Response: Due to the disclosure being repetitive with the first paragraph of the Portfolio Selection Process and the percentages potentially misleading investors, the above-referenced disclosure has been removed from the prospectus.

      2. THE STAFF NOTES THE PROSPECTUS STATES, "THE ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, THE SIZE AND LIQUIDITY OF THE ETF, THE CURRENT DIVIDEND YIELD OF THE ETF, THE QUALITY AND CHARACTER OF THE SECURITIES HELD BY THE ETF, AND THE EXPENSE RATIO OF THE ETF, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE ETFS." PLEASE SPECIFY ALL THE FACTORS THE RESEARCH DEPARTMENT CONSIDERED WHEN SELECTING ETFS FOR THE TRUST'S PORTFOLIO AND PROVIDE MORE DETAIL AS TO EACH FACTOR.

      Response: The Trust notes the list of factors above is comprehensive and additional detail has been provided for each factor. Accordingly, the prospectus has been revised as follows:

      The ETFs were selected by our research department based on the following factors: the size and liquidity of the ETFs (requiring a minimum market capitalization of $50,000,000), the current dividend yield of the ETFs (prioritizing ETFs with the highest dividend yields) and the quality and character of the securities held by the ETFs (mostly focusing on credit quality, maturity and duration, which are balanced to varying degrees based on current economic conditions). All other factors being equal, the Sponsor will select ETFs with lower expense ratios, while attempting to limit the overlap of the securities held by the ETFs.

      3. IF ANY OF THE ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR, PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      4. PLEASE CONSIDER CHANGING THE REFERENCE OF "FUNDS" TO "ETFS" IN THE FOLLOWING SENTENCE: "IN ADDITION TO THE INVESTMENTS DESCRIBED ABOVE, THE TRUST HAS EXPOSURE TO THE FOLLOWING INVESTMENTS THROUGH THE COMMON STOCKS AND/OR FUNDS HELD BY THE TRUST ... "

      Response: The Trust respectfully declines to change the reference to "ETFs" because the term "Funds" is a defined term for the exchange-traded funds held by the Trust. Additionally, this disclosure is consistent with the Sponsor's other unit investment trusts.

Risk Factors
____________

      5. IF THE TRUST HAS EXPOSURE TO ANY UNDERLYING ETFS THAT INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD APPROPRIATE RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, if the Trust's final portfolio has exposure to bonds that reference LIBOR, appropriate disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon